                                                               14 September 2006

AGREEMENT AMENDING SHARE SALE AND PURCHASE AGREEMENT RELATING TO CRAMER SYSTEMS GROUP LIMITED DATED 18 JULY 2006

(1)  BROADVIEW

(2)  KENNET

(3)  HARBOURVEST

(4)  THE EXECUTIVES

(5)  THE MANAGEMENT SHAREHOLDERS

(6)  AMDOCS LIMITED

(7)  AMDOCS ASTRUM LIMITED

(8)  JONATHAN MCKAY

(OLSWANG LOGO)

90 High Holbom
London WC1V 6XX
www.olswang.com

T +44 (0) 20 7067 3000
F +44 (0) 20 7067 3999
DX 37972 Kingsway

In alliance with Greenberg Traurig LLP

Regulated by the Law Society

Contents

                                                                            PAGE
                                                                            ----
CLAUSE
1. DEFINITIONS AND INTERPRETATION .......................................     1
2. AMENDMENTS TO THE SHARE PURCHASE AGREEMENT ...........................     1
3. CONTINUATION OF SHARE PURCHASE AGREEMENT .............................     4
4. COUNTERPARTS .........................................................     4
5. GENERAL ..............................................................     4

SCHEDULE 1
   Parties
   Part 1 - Broadview ...................................................     5
   Part 2 - Kennet ......................................................     6
   Part 3 - HarbourVest .................................................     7
   Part 4 - The Executives ..............................................     8
   Part 5 - The Management Shareholders .................................     9

THIS AGREEMENT is made on                                      14 September 2006

BETWEEN:

(1)  BROADVIEW details of which are set out in Part 1 of Schedule 1
     ("BROADVIEW");

(2)  KENNET details of which are set out in Part 2 of Schedule 1 ("KENNET");

(3) HARBOURVEST details of which are set out in Part 3 of Schedule 1 ("HARBOURVEST");

(4) THE EXECUTIVES details of which are set out in Part 4 of Schedule 1 (the "EXECUTIVES");

(5)  THE MANAGEMENT SHAREHOLDERS details of which are set out in Part 5 of
     Schedule 1 (the "MANAGEMENT SHAREHOLDERS");

(6) AMDOCS LIMITED (company number 19528) whose registered office is at Tower Hill House, Le Bordage, Suite 5, St Peter Port, Guernsey GY1 3QT, The Channel Islands (the "BUYER PARENT");

(7) AMDOCS ASTRUM LIMITED (company number 423608) whose registered office is at 1st Floor, Block 5, East Point Business Park, Dublin 3, Eire (the "BUYER"); and

(8)  JONATHAN MCKAY of The Beacon, Penn, Buckinghamshire HP10 8ND.

RECITALS:

(A) Under an agreement dated 18 July 2006, as amended by a supplemental agreement dated 14 August 2006 (as so amended, the "SHARE PURCHASE AGREEMENT") made between the parties to this Agreement, the Sellers agreed to sell to the Buyer and the Buyer agreed to purchase the Sellers' Shares and Sellers' Option Shares.

(B) The parties now wish to amend the Share Purchase Agreement on the terms of this Agreement.

(C) This Agreement is executed on behalf of some or all of the Sellers by David-Rice Jones and David Embleton in their capacity as Sellers' Representatives in accordance with clause 6 of the Share Purchase Agreement.

IT IS AGREED as follows:

1.   DEFINITIONS AND INTERPRETATION

     Capitalised terms not defined in this Agreement bear the meanings given to them by the Share Purchase Agreement.

2.   AMENDMENTS TO THE SHARE PURCHASE AGREEMENT

     Each of the parties agrees that with effect from the date of this Agreement the following provisions of the Share Purchase Agreement shall be amended as follows (with all other terms of the Share Purchase Agreement remaining unchanged and in full force and effect):

2.1 the definition ascribed to "Notified Withholding Amount" in clause 1 shall be deleted and replaced by the following:

     "the sum of the estimated aggregate amounts referred to in paragraph 1.1(k)(iv), (viii) and (ix) of Part 1 of Schedule 3 as contained in the schedule given by the Sellers to the Buyer on Completion in accordance with paragraph 1.1(k) of Part 1 of Schedule 3 as (and to the extent) varied by the document attached to this Agreement as Appendix E and as (and to the extent) that the same may be varied by any schedule given to the Buyer in accordance with paragraph 1 of Part 1 of Schedule 11";

2.2 the following words shall be added at the end of the definition of "Transaction Costs" in clause 1:

          "(e) without prejudice to clause 7.3, all bank transmission costs incurred in transmitting any of the Consideration from SJ Berwin LLP to any Group Company so as to allow payment by that Group Company of the sums in question to Employees and/or former employees of any Group Company, and any costs incurred by any Group Company in converting any of those funds from US$ into any other currency (including without limitation pounds sterling) in which the salary of any recipient Employee is from time to time paid or in which payment to any recipient former employee of any Group Company is to be made;

          (f) the following amounts in respect of UK employers' national insurance contributions relating to the exercise of those Options described in B1 of paragraph 1 of Part 1 of Schedule 11 by the individuals listed below:

Brian Buggy         L405,090.96

Robert Curran       L6,335.36

David Ettle         L278,754.83

Francis Haysom      L6,335.36

Christelle Thomas   L2,022.70

Dale Thomas         L42,474.98

               plus any amount of UK employers' national insurance contributions on the exercise by any other individuals of those Options described in B1 of paragraph 1 of Part 1 of Schedule 11, whether or not recoverable from those employees (but excluding for the avoidance of doubt the amount of UK employers' national insurance contributions on the exercise by Jeremy Crook of any of the Options described in B1 of paragraph 1 of Part 1 of Schedule 11, which amount shall be payable by Jeremy Crook);"

2.3  the following shall be added as clause 8.13:

     "Each of the Warrantors jointly and severally indemnifies the Buyer against all losses, liabilities, costs and reasonable expenses (to the extent that these cannot otherwise be recovered under any other provision of this Agreement) incurred by the Buyer or any Group Company in connection with any claim by any Employee arising from or in connection with, and related to, (a) that Employee receiving his proportion of the Consideration after, instead of at, Completion (including any claim for lost interest or for loss as a result of changes in interest rates or currency exchange rates in the period between Completion and the date of receipt of the relevant proportion of Consideration) or (b) the Buyer making payment of Consideration to that Employee in accordance with instructions given on behalf of the Sellers. Clause 8.10 shall apply to a claim under this clause as if it were a Share Capital Claim as defined in clause 8.10, save that for the purposes of this clause the words "(if the Sellers' Representatives make a written request in accordance with clause 8.10(b)(ii) within 30 days of receiving notice of a claim under this clause)" shall be deemed inserted at the beginning of clause 8.10(b)(i). Any obligation of the Warrantors to make payment of any sum to the Buyer under this clause with regard to any claim by any Employee shall arise only if the Buyer or any Group Company has itself satisfied that claim, in which case the obligation of the Warrantors shall be satisfied:

     (a) first, by the release to the Buyer from the Escrow Account in accordance with the provisions of Part 1 of Schedule 7, on the Release Date (as defined in Schedule 7) or if on the Release Date any other Escrow Claim is not Settled (as such terms are defined in Schedule 7) then promptly after all such other Escrow Claims are Settled and payment is made in accordance with Schedule 7 in respect of all such other Escrow Claims, and in any event only after the Escrow Claim the subject of this clause 8.13 is Settled and subject to compliance in all material respects by the Buyer with clause 8.10 in respect thereof, of an amount (subject to sub-paragraph (b) below) equal to the aggregate amount paid to all the Employees(s) in question together in each case with interest calculated in accordance with clause 30.2 from the date of payment to the relevant Employee to the date of release to the Buyer, (and for the purposes of this clause the Sellers' Representatives and the Buyer shall give a Joint Transfer Notice (as defined in Schedule 7) to the Escrow Agents instructing the Escrow Agents promptly to authorise the Bank (as defined in Schedule
          7) to make a payment to the Buyer of the amount required by this sub-paragraph to be released from the Escrow Account in respect of the Escrow Claim the subject of this clause 8.13). For the purpose of
          Schedule 7 a claim under the indemnity in this clause 8.13 shall be an Escrow Claim; and

     (b) secondly, to the extent not wholly satisfied by sub-paragraph (a) above, by a cash payment from the Warrantors."

2.4 the definition of "D" in Part 1 of Schedule 11 shall be deleted and replaced by the following:

     "the Transaction Costs converted into US$ at the Completion Exchange Rate"

2.5  the following words shall be added at the end of paragraph 1 of Part 1 of
     Schedule 11:

     " The Sellers shall on Day 40 update to the extent necessary the schedule given by the Sellers to the Buyer on Completion in accordance with paragraph 1.1(k) of Part 1 of Schedule 3 as (and to the extent) varied by the document attached to this Agreement as Appendix E."

2.6 the introductory paragraphs of Parts 2 and 3 of Schedule 11 shall apply as if after the words "in the list to be delivered to the Buyer pursuant to paragraph 1.1(k)(iv) or (viii) or (ix) of Part 1 of Schedule 3" there were added the words "as (and to the extent) varied by Appendix E";

2.7 Appendix 1 to this Agreement shall be added as Appendix E to the Share Purchase Agreement.

3.   CONTINUATION OF SHARE PURCHASE AGREEMENT

     Save as amended by this Agreement, the Share Purchase Agreement shall continue in full force and effect.

4.   COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which shall constitute an original, and all the counterparts shall together constitute one and the same agreement.

5.   GENERAL

5.1 The clause headings and the table of contents used in this Agreement are inserted for ease of reference only and shall not affect construction.

5.2 No variations to this Agreement shall be effective unless made in writing and signed by or on behalf of each party.

5.3 This Agreement shall be governed by English law. The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement.

THIS AGREEMENT is executed and delivered as a deed by the parties stated above.

                                   SCHEDULE 1

                                     PARTIES

                               PART 1 - BROADVIEW

NAME                                       ADDRESS
----                                       -------
Broadview BCPSBS Fund LP                   c/o BCP Capital Management
                                           1810 Gateway Drive
                                           Suite 260
                                           San Mateo
                                           California
                                           CA 94404
                                           USA

BCP Affiliates Fund LLC                    c/o BCP Capital Management
                                           1810 Gateway Drive
                                           Suite 260
                                           San Mateo
                                           California
                                           CA 94404
                                           USA

BCP Capital LP                             c/o BCP Capital Management
                                           1810 Gateway Drive
                                           Suite 260
                                           San Mateo
                                           California
                                           CA 94404
                                           USA

BCP Capital QPF LP                         c/o BCP Capital Management
                                           1810 Gateway Drive
                                           Suite 260
                                           San Mateo
                                           California
                                           CA 94404
                                           USA

                                 PART 2 - KENNET

NAME                                       ADDRESS
----                                       -------
Kennet 1 LP                                47 Esplanade
                                           St Helier
                                           Jersey
                                           JE1 0BD

                              PART 3 - HARBOURVEST

NAME                                       ADDRESS
----                                       -------
HarbourVest International Private Equity   One Financial Centre
Partners IV - Direct Fund L.P.             Boston
                                           Massachusetts
                                           0211
                                           United States of America

                             PART 4 - THE EXECUTIVES

NAME                                       ADDRESS
----                                       -------
Jonathan Craton
Donald Gibson
David Embleton
Mark Farmer

                      PART 5 - THE MANAGEMENT SHAREHOLDERS

NAME                                       ADDRESS
----                                       -------
Jeremy Crook
Guy Dubois
Brian Buggy
Dave Ettle
Steve Hurn
David Rice-Jones
Francis Haysom
Robert Curran

Dale Thomas
Nelson Veiga
Todd Fryburger
Peter Hurst
Mike Shelton
Steve Miller
Kelly Connery
Murray Creighton

EXECUTION

Executed as a deed by BROADVIEW BCPSBS FUND, LP acting
by BROADVIEW BCPSBS LLC, its General Partner, acting by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]

-------------------------------------
[print name]

-------------------------------------
[print title]

Executed as a deed by BCP AFFILIATES FUND LLC acting by
BCP CAPITAL MANAGEMENT LLC, its manager, acting by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature of first director]

-------------------------------------
[print name of first director]

Director

Executed as a deed by BCP CAPITAL LP acting by
BCP GENERAL LLC, its general partner, acting by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature of first director]

-------------------------------------
[print name of first director]

Director

Executed as a deed by BCP CAPITAL QPF LP acting by
BCP GENERAL LLC, its general partner, acting by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature of first director]

-------------------------------------
[print name of first director]

Director

Executed as a deed by KENNET 1 LP acting by
KENNET CAPITAL MANAGEMENT (JERSEY) LTD,
its manager, acting by:


/s/ David Rice-Jones                and /s/ David Embleton
-----------------------------------     ----------------------------------------
[signature of first director]           [signature of second director or
                                        secretary]

-----------------------------------     ----------------------------------------
[print name of first director]          [print name of second director or
                                        secretary]

Director                                Director/Secretary

Executed as a deed by HARBOURVEST INTERNATIONAL PRIVATE EQUITY PARTNERS
IV - DIRECT FUND LP acting by HIPEP IV - DIRECT ASSOCIATES LLC, its general partner, acting by HARBOURVEST PARTNERS LLC, its manager, acting by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature of first director]

-------------------------------------
[print name of first director]

Director

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
JONATHAN CRATON

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
DONALD GIBSON

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
DAVID EMBLETON

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
MARK FARMER

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
JEREMY CROOK

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
GUY DUBOIS

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
BRIAN BUGGY

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
DAVE ETTLE

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
STEVE HURN

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
DAVID RICE-JONES

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
FRANCIS HAYSOM

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
ROBERT CURRAN

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
DALE THOMAS

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
KELLY CONNERY

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
NELSON VEIGA

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
TODD FRYBURGER

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
STEVE MILLER

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
MIKE SHELTON

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
PETER HURST

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
MURRAY CREIGHTON

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------

Executed as a deed by AMDOCS LIMITED
acting by:


/s/ Thomas G. O'Brien
-------------------------------------
[signature of first director]


Thomas G. O'Brien
-------------------------------------
[print name of first director]
Director

Present when the Common Seal of AMDOCS ASTRUM LIMITED was affixed hereto:


/s/ Shane Carrolan
-------------------------------------
Director


/s/ illegible
-------------------------------------
Director/Secretary

Signed as a deed by:


/s/ David Rice-Jones
-------------------------------------


/s/ David Embleton
-------------------------------------
[signature]


-------------------------------------
JONATHAN MCKAY

in the presence of:


/s/ Virginia Lynch
-------------------------------------


/s/ Michael J. Allen
-------------------------------------
[signature of witness]

-------------------------------------

-------------------------------------

-------------------------------------
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation

-------------------------------------